Exhibit 99.1

Ohmyhome Limited Regains Compliance with Nasdaq Minimum Closing Bid Price Rule

Singapore, September 17, 2026 -- Ohmyhome Limited (NASDAQ: OMH, “Ohmyhome” or “the Company”), a data and technology-driven digital marketing company delivering multi-channel marketing and content solutions for advertisers, today announced that it received a formal notification from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company’s Class A ordinary shares, par value US$0.000005 each (the “Ordinary Shares”) to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater for the last 10 consecutive business days from August 31, 2026 through September 14, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this bid price deficiency matter is now closed.

About Ohmyhome

Ohmyhome Limited (Nasdaq: OMH) is a data and technology-driven digital marketing company delivering multi-channel marketing and content solutions for advertisers. The Company provides digital marketing strategy, content creation, campaign execution, and performance monitoring services designed to help clients strengthen their online presence and engage target audiences across digital channels.

For more information, visit: www.omsw.net

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information Investor Relations: ir@omsw.net